UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

BEST, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

08653C601**

(CUSIP Number)

July 17, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**

There is no CUSIP number assigned to the Class A Ordinary Shares, par value US$0.01 per share (“Class A Ordinary Shares”). CUSIP number 08653C601 has been assigned to the American Depositary Shares (“ADSs”) of BEST Inc. (the “Issuer”), which are quoted on the New York Stock Exchange under the symbol “BEST.” One ADS represents twenty Class A Ordinary Shares.

CUSIP No. 08653C601	Schedule 13G

1.	Names of Reporting Person: BJ Russell Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 33,548,304
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 33,548,304

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,548,304
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented By Amount in Row (9): 13.3%
12.	Type Of Reporting Person (See Instructions): CO

CUSIP No. 08653C601	Schedule 13G

1.	Names of Reporting Persons: Hung Chris Hui
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: China

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 33,548,304
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 33,548,304

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,548,304
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented By Amount in Row (9): 13.3%
12.	Type Of Reporting Person (See Instructions): IN

CUSIP No. 08653C601	Schedule 13G

1.	Names of Reporting Persons: Yahong Liang
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: China

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 33,548,304
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 33,548,304

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,548,304
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented By Amount in Row (9): 13.3%
12.	Type Of Reporting Person (See Instructions): IN

ITEM 1(A).	NAME OF ISSUER:

BEST, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

2nd Floor, Block A, Huaxing Modern Industry Park, No. 18 Tangmiao Road, Xihu District, Hangzhou, Zhejiang Province 310013, People’s Republic of China

ITEM 2(A).	NAME OF PERSON FILING:

BJ Russel Holdings Limited (“BJ Russell”) (direct ownership)

Hung Chris Hui

Yahong Liang

The foregoing persons are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

For all Reporting Persons: Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

ITEM 2(C).	CITIZENSHIP:

British Virgin Islands:

BJ Russell Holdings Limited

China:

Hung Chris Hui

Yahong Liang

ITEM 2(D).	TITLE OF CLASS OF SECURITIES:

Class A Ordinary Shares

ITEM 3.	NOT APPLICABLE.

ITEM 4.	OWNERSHIP:

The percentage ownership of the Reporting Persons as of July 17, 2023 is set forth below. The percentages are calculated based upon 252,010,824 issued and outstanding Class A Ordinary Shares, as reported in the Issuer’s Form 20-F filed on April 21, 2023.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to dispose or to direct the disposition:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
BJ Russell Holdings Limited	33,548,304	13.3%	0	33,548,304	0	33,548,304
Hung Chris Hui	33,548,304	13.3%	0	33,548,304	0	33,548,304
Yahong Liang	33,548,304	13.3%	0	33,548,304	0	33,548,304

As of July 17 2023, 33,548,304 Class A ordinary shares were held beneficially by BJ Russell Holdings Limited (“BJ Russell”). Hung Chris Hui owns 100% of the share capital of BJ Russell and may be deemed to own beneficially all of the shares held by BJ Russell. Yahong Liang is the sole director of BJ Russell and may also be deemed to beneficially own all of the shares held BJ Russell, but hereby disclaims beneficial ownership of any of such shares.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

By signing below each of the Reporting Persons certifies that, to the best of its/his/her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2023

BJ Russell Holdings Limited

By:	/s/ Yahong Liang
Name: Yahong Liang
Title: Director

/s/ Hung Chris Hui
Hung Chris Hui

/s/ Yahong Liang
Yahong Liang

EXHIBITS

Exhibit 1	Joint Filing Agreement